GMS CAPITAL CORP.

October 16, 2008

VIA EDGAR
Mark P. Shuman
Branch Chief- Legal
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

File No. 333-151684

Re: GMS Capital Corp. comment letter dated October 8, 2008

Dear Mr. Shuman,

We have reviewed your letter dated October 8, 2008 concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Liquidity and Capital Resources, page 27

1.
Please refer to comment 1 of our prior letter dated July 11, 2008.  Your revised disclosure indicates on page 28 that your "current level of gross margin is adequate to cover all of the operating expenses for the business operating at the current revenue levels."  Please provide support for this statement in quantified terms and in doing so, discuss the substantial negative cash flow from operations in the period ended June 30, 2008 or subsequent interim period.  Tell us how this statement regarding the adequacy of your cash flows from operations is consistent with the precipitous drop in revenue levels and negative cash flows from operations in the first and second quarters of 2008 and with the auditor's going concern opinion.  If you are unable to establish that your current cash resources will be sufficient to fund your planned operations for a period of at least 12 months, disclose the number of months your current cash resources will fund and the amount required to meet your expected capital requirements for the remaining months.  To the extent you plan to rely on loans from shareholders and officers or sales of company assets as the source of capital needed to fund the remaining months, please include an unambiguous statement to this effect and disclose any material uncertainties regarding the ability to obtain funds in needed amounts from those or other sources.

Response

We have noted your comment and have updated our projected plan of operations based on the reduction of revenues experienced in the last 2 quarters.  The updated table is found below.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

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GMS CAPITAL CORP.

Projected Plan of Operations and 12 Month Cash Requirements:

	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sept-09
REVENUES
Subscription revenue	1,047	1,047	1,047	1,047	1,047	1,047	1,047	1,047	1,047	1,047	1,047	1,047
Professional services	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
Maintenance	-	-	-	-	-	-	-	-	-	-	-	-
Software fees and other	-	-	-	-	-	-	-	-	-	-	-	-

TOTAL REVENUE	3,047	3,047	3,047	3,047	3,047	3,047	3,047	3,047	3,047	3,047	3,047	3,047

EXPENSES
Amortization of capitalized software costs
Cost of professional services	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Selling, general and administrative	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600
Product development and enhancements
Commissions, royalties and bonuses
Depreciation and amortization of other intangible assets	1,055	1,055	1,055	1,055	1,055	1,055	1,055	1,055	1,055	1,055	1,055	1,055
Other expenses (gains), net	-	-	-	-	-	-	-	-	-	-	-	-

TOTAL EXPENSES BEFORE INTEREST AND INCOME TAXES	5,155	5,155	5,155	5,155	5,155	5,155	5,155	5,155	5,155	5,155	5,155	5,155

Income from continuing operations before interest and income taxes	(2,108)	(2,108)	(2,108)	(2,108)	(2,108)	(2,108)	(2,108)	(2,108)	(2,108)	(2,108)	(2,108)	(2,108)
Interest expense, net	275	275	275	275	275	275	275	275	275	275	275	275
Income from continuing operations before income taxes	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)
Income tax expense	-	-	-	-	-	-	-	-	-	-	-	-

INCOME FROM CONTINUING OPERATIONS	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)

Loss from discontinued operations, inclusive of realized gains
(losses) on sales, net of income taxes	-	-	-	-	-	-	-	-	-	-	-	-

NET INCOME	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)	(2,383)

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

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GMS CAPITAL CORP.

The above table demonstrates that due to the higher level of professional services expenses required to maintain public filings, audit and legal expenses, our current level of revenues is not sufficient to cover our cash needs.  As a result, we will cover our cash shortfalls through debt financing with affiliated parties. In the event that we do not have a significant increase in revenues and we do not raise sufficient capital in the offering herein, management estimates we can only sustain our cash requirements for three months.  After three months, management will need to consider alternate sources of financing, including but not limited to additional debt financing, in order to sustain operations for subsequent period.  No agreements or arrangements have been made as of this date for such financing.

We have likely amended our liquidity and capital resources disclosure to read:

In pursuing its business strategy, the Company will require additional cash for operating and investing activities in order to increase its monthly revenues.  The Company’s current level of gross margin is not adequate to cover all of the operating expenses for the business operating at the current revenue levels.  The Company will continue to borrow money from shareholders and related parties to cover any cash expenses that go beyond the cash required to maintain its operations and current revenue levels, while looking to increase revenues of its subscription services.  The Company has sought to borrow money from related parties in order to make cash expenditures that relate to the registration process which began in April 2008.  The Company records advances from related party upon the receipt of funds from shareholders and officers and will repay this loan when the Company has the free cash flow to do so.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos President & CEO GMS Capital Corp.

Tel: 514-287-0103
e-mail: gmetrakos@managethepipe.com

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

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